Exhibit 1.01
Ichor Holdings, Ltd.
Conflict Minerals Report
For the Year Ended December 31, 2023
Introduction
This Conflict Minerals Report (the “Report”) of Ichor Holdings, Ltd. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2023 to December 31, 2023 (the “Reporting Period”).
The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products containing certain minerals specified in the Rule that are necessary to the functionality or production of such products. The four minerals specified in the Rule and for purposes of this Report are cassiterite (for tin), wolframite (for tungsten), columbite-tantalite (for tantalum), and gold ore (collectively referred to as “Conflict Minerals”). The specified countries for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively referred to as “Covered Countries”). As described in this Report, during the Reporting Period, certain of the Company’s operations manufactured, or contracted to manufacture products in which one or more Conflict Minerals were necessary to the functionality or production of such products.
Company Overview
The Company, originally incorporated in 1999 under the name Celerity, Inc. which was sold and reorganized as Ichor Holdings, Ltd. in 2011, is a leader in the design, engineering, and manufacturing of critical fluid delivery subsystems and components for the semiconductor capital equipment industry. The Company also manufactures for direct sale precision machined components, weldments, and proprietary products for use in fluid delivery systems. The Company primarily does business in the United States, Singapore, Malaysia, Europe, Korea, and Mexico.
Products Covered by this Report
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period. The Company has determined that all four Conflict Minerals are necessary to the functionality or production of certain of its products. These products are referred to collectively in this Report as the “Covered Products.”
Due Diligence Process
The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting, and refining of Conflict Minerals. The Company has no direct relationships with mines, smelters, or refiners, and therefore, it relies on direct suppliers to provide information regarding the sources of Conflict Minerals in components or materials they supply. Tracing these minerals to their sources requires that the Company rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. In light of these challenges, the Company believes that the information provided by suppliers could be inaccurate, incomplete, or subject to other irregularities. Additionally, due to the Company’s relative location within the supply chain, its ability to verify the accuracy of information reported by suppliers is limited.

Design of Due Diligence Process
The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on gold, tin, tantalum, and tungsten (the “OECD Guidance”). Summarized below are key components of Ichor’s conflict mineral program as it relates to the framework in the OECD Guidance.
Description of Due Diligence Process
The Company’s due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products included the following measures:
Establish Strong Company Management Systems
•Conflict Minerals Policy – The Company has adopted a conflict minerals policy (the “Policy”), which sets forth its commitment to (i) responsible sourcing of conflict minerals from Covered Countries, including an expectation that suppliers will do the same, (ii) adoption of policies and procedures in conformance with OECD Guidance, and (iii) participate in its Reasonable Country of Origin Inquiry (“RCOI”) and due diligence efforts. The Policy is posted on the Company’s website at ir.ichorsystems.com under “Investors – Corporate Governance.”
•Internal Management Team – The Company has assembled an internal conflict minerals team with executive and subject matter experts from corporation functions such as supply chain, finance, and manufacturing. The team reports to and is sponsored by senior management, including the Chief Financial Officer, Chief Operating Officer, and Senior Vice President of Supply Chain. Senior management is briefed about the results of due diligence efforts on a regular basis.
•Supply Chain Control Systems – The Company utilizes due diligence tools such as the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”), and SupplierSoft software to conduct an annual RCOI.
•Supplier Engagement – The Company contacted its direct suppliers to provide them with notice of the relevant Securities and Exchange Commission requirements and advised them of the Company’s commitment to responsibly sourced materials. The Company has archived, and intends to continue to archive, the received supplier CMRT responses as part of its RCOI and due diligence process. Feedback from this process is used to modify, where appropriate, the design of the Company’s Conflict Minerals compliance program.
•Grievance Mechanism – The Company has established a grievance mechanism, as described in its Policy, which enables employees, suppliers, and others to report any concerns, including any concerns regarding conflict minerals in the Company’s supply chain.
•Maintain Records – The Company has a general policy to maintain records for five years.
Identify and Assess Risk in the Supply Chain (Reasonable Country of Origin Inquiry)
In order to determine if any of the Covered Products contained parts or materials containing Conflict Minerals originating in the Covered Countries, the Company conducted a good faith RCOI using the CMRT and SupplierSoft by identifying Smelters and Refiners (“SORs”) in its supply chain. The Company’s RCOI for the Reporting Period consisted of the following:
•Evaluate products that may utilize components or materials containing Conflict Minerals;
•Assess whether the Conflict Minerals were necessary to the functionality or production of those products (i.e. Covered Products);
•Determine which suppliers provided components or materials used in Covered Products that may contain Conflict Minerals (“CM Suppliers”);
•Request CMRTs from CM Suppliers and send automated reminders to suppliers that don’t respond or whose responses contain errors;
•Automatically evaluate the CMRT using SupplierSoft and provide feedback to CM Suppliers on completeness and accuracy of their CMRT;

•Augment automated review of CMRT with additional human review to complete the evaluation;
•Contact CM Suppliers whose responses have errors or high risk in order to resolve the matter;
•Review SORs reported by CM Suppliers and ascertain whether they are conformant to RMI protocol; and
•Assign risk level to various CM Suppliers based their CMRT response. Key components of risk assessment include the risk level of SORs reported and responses to questions that assess the strength of their conflict minerals program (e.g. whether they have a conflict minerals policy in place).
Design and Implement a Strategy to Respond to Identified Risks
The Company has adopted a risk mitigation plan which includes the following components:
•Reach out to CM Suppliers reporting SORs that are not conformant yet, asking them to work with their supply chain to get these SORs to participate in RMI’s assurance program;
•In certain cases if a high risk SOR is identified, the Company asks the CM Supplier(s) reporting the SOR to work on removing the SOR from its supply chain; and
•Periodically report on risk mitigation efforts to senior management.
Independent third party audits of smelters and refiners
The Company has no direct relationships with SORs and is therefore unable to perform or direct audits of these entities. However, the Company supports independent third party audit programs for SORs, including the RMI’s Responsible Minerals Assurance Program (“RMAP”), and relies on the RMI audit status of the SORs reported by CM Suppliers.
Report on supply chain due diligence
The Company reports annually, as required by the Rule.
Results of Due Diligence
The Company identified and contacted 70 direct suppliers, representing substantially all of our spend with CM Suppliers. As of May 15, 2024, the Company had received CMRT responses from approximately 97% of CM Suppliers. CM Suppliers reported 350 SORs, and of those, 65% had successfully completed an RMAP audit (“RMI Conformant”), and approximately 2% were in the process of completing an RMAP audit. By metal, 94% of Tantalum smelters, 64% of Tungsten smelters, 76% percent Tin smelters, and 53% of Gold smelters are RMI Conformant.
Inherent Limitations of Due Diligence Measures
As mentioned previously, the Company has no direct relationships with mines or SORs and therefore relies on direct suppliers to provide information regarding the sources of Conflict Minerals in components or materials they supply. The Company’s direct suppliers rely on information from their suppliers to identify the original sources of Conflict Minerals. Such sources of information could yield inaccurate or incomplete information. Frequently, suppliers report at the company or division level, rather than on specific components or materials. As a result, the Company cannot confirm with certainty that the SORs reported are actually in the components or materials supplied. Additionally, the Company cannot conclude on SORs of CM Suppliers for which the Company did not receive a response.

Cautionary Note on Forward Looking Statements
Certain statements contained in this Report constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect future performance relating to the use of Conflict Minerals include (1) our ability to qualify new suppliers of parts, components or assemblies in a timely manner such that our deliveries to customers are not adversely impacted, (2) the responsible sourcing of Conflict Minerals in our supply chain by our direct and indirect suppliers, (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of Conflict Minerals contained in our supply chain, and (4) changes in law, regulations, and the implementation of such laws and regulations concerning conflict minerals. For a more comprehensive statement of factors that can adversely affect our business, please see those described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 29, 2023, and subsequent SEC filings. The content of our Annual Report or subsequent SEC filings referred to in this Report are not incorporated by reference in this Report.